

July 31, 2012

Via Email
Marco Moran
President and Chief Executive Officer
Dewmar International BMC, Inc.
132 E. Northside Dr., Suite C
Clinton, MS 39056

> **Re:** **Dewmar International BMC, Inc.**
> **Form 8-K/A**
> **Filed February 14, 2012**
> **File No. 001-32032**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed April 16, 2012**

Dear Mr. Moran:

We issued comments on the above captioned filings on May 3, 2012. On July 10, 2012, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Jay Williamson at (202) 551-3393 or James Lopez at (202) 551-3536 if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director